September 28, 2010

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

ATTN: Special Counsel Pradip Bhaumik

Subject:	St. Jude Medical, Inc. Form 10-K for the Fiscal Year Ended January 2, 2010 Filed March 2, 2010 File No. 1-12441

Dear Ms. Blye:

We are responding to your comment letter dated September 15, 2010 to Daniel J. Starks, Chairman, President and Chief Executive Officer of St. Jude Medical, Inc. (the “Company”) relating to the above-noted file.  As requested, this response is being provided within 10 business days of the date of your letter on September 15.  We have repeated your comments below in bold, italicized text, for ease of reference.

Comment 1:

It appears from information on page 13 that you have operations in the Middle East and Africa, regions generally understood to include Iran, Syria and Sudan.  Also, it appears from your website that nationals of Cuba, Iran, Syria, and Sudan, can request business information from you, and that nationals of Sudan can request general information from you via mail. Cuba, Iran, Syria and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, or Sudan, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements.  Your response should describe any products, equipment, components,  technology or services you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response 1:

The Company, headquartered in St. Paul, Minnesota, manufactures and sells a variety of implantable medical devices, including pacemakers, implantable cardioverter defibrillators and other medical devices and accessories used in the diagnosis and treatment of heart ailments to customers worldwide.  For U.S.-sanctioned countries such as Cuba, Iran, Sudan and Syria (collectively, the “Identified Countries”), U.S. Government laws and regulations have established processes by which such medical devices may be sold to Identified Countries pursuant to U.S. Government licenses.  The extent of the Company’s transactions in the Identified Countries for the past three fiscal years ended December 31, 2009, and during the first two quarters of 2010, is described below.

The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in the Identified Countries.

The Company is committed to compliance with applicable export control and economic sanctions laws and regulations and has in place comprehensive policies and procedures in this regard.  The Company has allocated significant resources to design, implement and maintain a robust compliance program specific to the Company’s U.S. and non-U.S. activities.  To that end, the Company maintains compliance personnel to oversee and enforce the export compliance program, making use of both manual and automated compliance systems.

                Cuba and Sudan

During the past three fiscal years ended December 31, 2009, and during the first two quarters of 2010, the Company has sold no products to Cuba or Sudan through subsidiaries, distributors or other direct or indirect arrangements. In the future if the Company decides to engage in transactions involving sales of medical devices for use in Cuba or Sudan, it will seek and obtain any required U.S. Government licenses or other authorizations to conduct such activities.

Persons in Cuba and Sudan can request and receive information and informational materials about the Company and the Company’s products via our website or electronic mail, or regular mail, consistent with U.S. Government regulations authorizing such transfers of information and informational materials to U.S. sanctioned countries.

                Iran and Syria

During the past three fiscal years ended December 31, 2009, and during the first two quarters of 2010, the Company has, pursuant to licenses issued by the U.S. Government, sold medical devices via independent, third-party distributors in Iran and Syria which, in turn, distribute the medical devices to hospitals in those countries.  The products sold to Iran and Syria via distributors are implantable medical devices, including pacemakers, implantable cardioverter defibrillators and other medical devices and accessories used in the diagnosis and treatment of heart ailments.  Because of the nature of the products, the distributors must work with the Ministries of Health of Iran and Syria, but the Company does not have any agreements, commercial arrangements, or other contacts with the governments of Iran or Syria or entities controlled by those governments, except as set forth below.

•

With respect to Iran, export licenses are issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).  Under the Trade Sanctions Reform Act of 2000 (“TSRA”) OFAC is authorized to license the sale of medical devices to end-users in Iran.  The Company has received valid TSRA licenses issued by OFAC.  With respect to these transactions, the medical devices are provided by the Company to doctors and hospitals in Iran via independent, third-party distributors in Iran.  The Company understands that one of the distributors, approved on the OFAC licenses, is an Iranian government purchasing organization.

•

With respect to Syria, the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) administers export controls pursuant to the authority of the Syria Accountability and Lebanese Sovereignty Restoration Act (the “SAA”) and the General Order Implementing the Syria Accountability and Lebanese Sovereignty Restoration Act of 2003 (the “General Order”).  The SAA and General Order prohibit exports and reexports of U.S. products to Syria without a license.  BIS is authorized to license the sale of medical devices to end-users in Syria.  The Company has received valid BIS licenses.  With respect to these transactions, the medical devices are provided by the Company to doctors and hospitals in Syria via independent, third-party distributors in Syria.

Persons in Iran and Sudan can request and receive information and informational materials about the Company and the Company’s products via our website, electronic mail, or regular mail, consistent with U.S. Government regulations authorizing such transfers of information and informational materials to U.S. sanctioned countries.

Comment 2:

Please discuss the materiality of any contacts with Cuba, Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subject interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Response 2:

During the past three fiscal years ended December 31, 2009 and during the first two quarters of 2010, total Company revenues were as follows:

•	FY 2007: $3,779,277,000
•	FY 2008: $4,363,251,000
•	FY 2009: $4,681,273,000
•	FY 2010 (1st and 2nd quarter only): $2,574,465,000

During the past three fiscal years ended December 31, 2009, and during the first two quarters of 2010, the Company sold no products to Cuba or Sudan, and sold medical devices in Iran and Syria through the Company’s independent, third-party distributors.  The approximate dollar amount of revenues associated with sales in Iran and Syria were as follows:

•	Iran:
	o	FY 2007: $8,964,445
	o	FY 2008: $8,644,397
	o	FY 2009: $10,604,960
	o	FY 2010 (1st and 2nd quarter only): $7,808,056

•	Syria:
	o	FY 2007: $0 (no sales to Syria during this fiscal year)
	o	FY 2008: $0 (no sales to Syria during this fiscal year)
	o	FY 2009: $495,100
	o	FY 2010 (1st and 2nd quarter only): $177,905

Accordingly, revenues resulting from activities related to the Identified Countries represented less than .31% of the Company’s revenues on an annual basis for each of the past three fiscal years and the first half of 2010.  The Company’s dedication to providing life-saving medical devices to patients and sufferers of heart disease extends worldwide and includes conducting humanitarian-related business with hospitals and distributors in Iran and Syria pursuant to U.S. Government authorizations.  The sales to Iran and Syria are for the direct benefit of hospitals and patients in these countries, and are sold into these countries by independent, third-party distributors that have been approved by the U.S. Government pursuant to export licenses.  The Company believes that the medical devices it sells into Iran and Syria are strictly used for medical purposes and do not have an alternative use.  In light of the humanitarian nature of our products and the patient communities that benefit from our products, the Company does not believe that these operations have materially affected our reputation or share value or that they constitute a material investment risk to our shareholders.

The Company recognizes that various U.S. state and municipal governments, universities, and investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  The Company does not believe that its limited activities related to providing life-saving medical equipment to the Identified Countries, as discussed above, are of the type that would trigger divestment or other investor action.  The Company will continue to monitor carefully the actions taken by state and municipal governments, universities and other investors and whether such actions may have any material impact on the Company and its shareholders.

The Company has analyzed its activities from both a qualitative and quantitative standpoint and, for the reasons discussed herein, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint.  In addition, the Company does not believe that a reasonable investor would deem additional information about the Company’s activities in the Identified Countries important in making an investment decision.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to your comments, but remain available to discuss with you at your earliest convenience any additional questions you may have regarding the Company’s disclosures.  If you have any questions regarding our responses, please contact me at 651-756-2063.

Sincerely,

/s/ Pamela S. Krop

Pamela S. Krop
Vice President, General Counsel and Corporate Secretary
St. Jude Medical, Inc.